STATE OF DELAWARE

CERTIFICATE OF FORMATION
OF
NATIONSRENT DEALER GROUP, LLC

          This Certificate of Formation of NationsRent Dealer Group, LLC (the "Company") is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

          1. The name of the limited liability company is NationsRent Dealer Group, LLC.

          2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

          IN WITNESS WHEREOF, the undersigned authorized person of the Company has executed this Certificate of Formation on January 6, 2005.

/s/ Joseph H. Izhakoff Joseph H. Izhakoff, Authorized Person